

October 7, 2011

Via E-mail
David Funderburk
Chief Executive Officer
Autovative Products, Inc.
502 N. Santa Fe Avenue, Ste. D
Vista, CA 92083

> **Re:** **Autovative Products, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-175212**

Dear Mr. Funderburk:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the amended registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor